Exhibit (h)(1)(ii)

APPENDIX A

FUNDS TO BE SERVICED

1.	Langar Global HealthTech ETF
2.	North Shore Equity Rotation ETF
3.	Obra Opportunistic Structured Products ETF
4.	Obra High Grade Structured Products ETF
5.	Trajan Wealth Income Opportunities ETF
6.	UVA Unconstrained Medium-Term Fixed Income ETF

SPINNAKER ETF SERIES

/s/ Thomas R. Galloway
Thomas R. Galloway, Chairman

THE NOTTINGHAM COMPANY

/s/ Katherine M. Honey
Katherine M. Honey, President